UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________

FORM 11-K

_________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d)

OF THE SECURITITES EXCHANGE ACT OF 1934

[ ] ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 000-26497

SALEM COMMUNICATIONS CORPORATION EMPLOYEES 401(K) PLAN

(Full title of the plan)

SALEM COMMUNICATIONS CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	77-0121400
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4880 SANTA ROSA ROAD
CAMARILLO, CALIFORNIA	93012
(Address of principal executive offices)	(Zip Code)

(805) 987-0400

(Registrant's telephone number, including area code)

Salem Communications Corporation Employees 401(k) Plan

Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013, and Supplemental Schedule as of December 31, 2013, and Report of Independent Registered Public Accounting Firm

SALEM COMMUNICATIONS CORPORATION EMPLOYEES 401(K) PLAN

TABLE OF CONTENTS

Page
Number

Report of Independent Registered Public Accounting Firm	2

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	4
Notes to Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013	5

Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013	13

Signatures	14

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	15

Exhibit 99.1 - Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	16

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Retirement Committee

Salem Communications Corporation Employees 401(K) Plan

Camarillo, California

We have audited the accompanying statements of net assets available for benefits of Salem Communications Corporation Employees 401(K) Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.   The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

Crowe Horwath LLP

South Bend, Indiana

June 30, 2014

/s/ Crowe Horwath LLP

FINANCIAL STATEMENTS

Salem Communications Corporation Employees 401(k) Plan

Statements of Net Assets Available For Benefits

	December 31,
	2013	2012

Assets
Non-Interest bearing cash	$794	$1,273
Investments, at fair value
Mutual funds	41,488,790	32,067,557
Collective trusts	5,710,392	5,605,086
Salem Communications Corporation common stock	143,724	64,548
Total investments	47,342,906	37,737,191

Receivables
Notes receivable – participant loans	1,169,198	1,094,242
Employer contributions	290	514
Participant contributions	641	1,183
Total receivables	1,170,129	1,095,939

Total assets , reflecting all investments at fair value	$48,513,829	$38,834,403
Adjustments from fair value to contract value for collective trusts	(45,320)	(157,744)
Net assets available for benefits	$48,468,509	$38,676,659

See accompanying notes

Salem Communications Corporation Employees 401(k) Plan

Statement of Changes in Net Assets Available For Benefits

Year Ended December 31, 2013
Additions to net assets attributable to:
Investment Activities
Interest and dividends	$587,016
Net appreciation in fair value of investments	6,671,969
Total investment income	7,258,985

Interest from notes receivable – participant loans	48,287
Other Activities
Contributions
Participant	4,234,604
Rollovers	751,388
Employer match	1,419,433
Total contributions	6,405,425

Total additions	13,712,697

Deductions from net assets attributable to:
Benefits paid to participants	(3,751,076)
Administrative expenses	(169,771)
Total deductions	(3,920,847)

Net increase	9,791,850
Net assets available for benefits, beginning of year	38,676,659
Net assets available for benefits, end of year	$48,468,509

See accompanying notes

Salem Communications Corporation Employees 401(k) Plan

Notes to Financial Statements

As Of December 31, 2013 and 2012, And For the Year Ended December 31, 2013

1.

 DESCRIPTION OF THE PLAN

The following description of the Salem Communications Corporation (the “Company” or “Employer”) Employees 401(k) Plan (the “Plan”) is provided only for general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

Employees are automatically entered into the Plan immediately upon eligibility.  Eligible employees must be at least twenty-one years of age.  Prior to the removal of our service requirements as of March 31, 2012, eligible employees must have also completed a one year service requirement.  At any time, eligible employees may complete a salary reduction agreement selecting an alternative deferral amount or to elect not to defer under the Plan.

Contributions

Participants may contribute a portion of their pre-tax or after-tax annual compensation, as defined by the Plan, limited to a maximum annual amount specified by the Internal Revenue Service (“IRS”), ($17,500 in 2013 and $17,000 in 2012 for employees under age 50 and $23,000 in 2013 and $22,500 in 2012 for employees age 50 and over). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The employer’s matching contributions for each plan participant are 50% of eligible contributions on the first 5% of compensation.

Participant Accounts

Participant’s accounts are credited with the participant’s voluntary contributions, Employer’s matching contributions, and allocation of the Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. Participants elect the fund(s) in which they invest.

Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon.  Vesting in the Company’s matching contributions is based on years of continuous service. A participant is 34% vested after one year of continuous service, 67% vested after two years of continuous service and 100% vested after three years of continuous service.

Notes Receivable – Participant Loans

Participants may borrow a minimum of $1,000 up to a maximum amount of equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the current prime rate plus one percent.  Principal and interest are paid ratably through payroll deductions.

At December 31, 2013 and 2012, the Plan had loans outstanding from participants totaling $1,169,198 and $1,094,242, respectively. The loans have interest rates ranging from 4% to 10.25% and mature through 2023. The unpaid balance of any loan is immediately payable upon termination of employment and may be offset against the participant’s vested account.

Payments of Benefits and Withdrawals

If a participant’s employment ceases as a result of normal retirement, death or disability, the participant or the participant’s beneficiaries are entitled to receive the entire contents of the account. If a participant terminates for any other reason, the participant is entitled to receive only the vested percentage of the account. Participants will receive benefits in either a single lump sum or in periodic payments as determined by type of termination.

In-service distributions may be made from any of the participant’s vested accounts as long as the age requirement of 59½ years is met. Participants who do not meet the age requirement for an in-service withdrawal may request a hardship withdrawal at any time. Events that qualify for a hardship withdrawal are as follows: to cover necessary medical care, for costs directly related to the purchase of the participant’s primary residence, for expenses related to post-secondary education, for payments necessary to prevent the participant’s eviction from or foreclosure of the primary residence, funeral expenses, or a natural disaster. If a participant takes a hardship withdrawal, all contributions to the Plan will be suspended for six months.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts arising from Company matching can be used to pay administrative expenses under the Plan or to reduce future Company contributions. At December 31, 2013 and 2012, the balance in the forfeiture account was $156,407 and $76,926, respectively. During the years ended December 31, 2013, and 2012, the Company applied $10,616 and $4,061, respectively of forfeitures to pay for plan administrative fees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Fully Benefit Responsive Investment Contracts

The Plan holds indirect interests in fully benefit responsive investments contracts through its investment in stable value funds.  Investment contracts held by defined-contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Valuation of Investments and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

Investment Management and Administration

The assets of each fund within the Plan are invested under an arrangement with Wells Fargo Bank, N.A. (“Wells”), the trustee. All expenses incurred in maintaining the Plan are paid by the Plan unless the Company, at its discretion, elects to pay all or part of these expenses. These expenses include fees of the Plan’s trustee and third-party administrators.

The costs of administering the Plan may be paid by the Plan or by the Company.  Such expenses shall include the fees of accountants, attorneys and third party administrators. For the year ended December 31, 2013, the Plan incurred administrative expenses of $169,771.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income reported by the Plan.

Investment Options

The Plan provides a variety of investment options with differing risk and growth characteristics.  As of December 31, 2013, the Plan’s net assets available for benefits were invested in investment funds under the management of Wells as Trustee.  Participants may change their investment allocation and/or transfer their account balances among the various funds at any time.

Contributions

Contributions from the Company are accrued in the period when earned.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable – Participants Loans

Notes receivable represent the balance of participant loans recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participant loans is recorded as earned. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012.  If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ materially from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. INVESTMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, provides guidance for defining, measuring, and disclosing fair value within an established framework and hierarchy.  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.  The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual Funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges.  The fair values of mutual fund investments are based upon the closing net asset value per share of the mutual fund on the day of the valuation as reflected on a national securities exchange, which is a Level 1 input in the fair value hierarchy.

Collective Trusts:  The fair values of participation units in the stable value collective trusts are based upon the net asset values of such funds, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund, which are Level 2 inputs in the fair value hierarchy.

Salem Communications Common Stock:  The fair values of Salem Communications common stock are determined by quoted prices from the NASDAQ exchange as of December 31, 2013, and December 31, 2012, which are a Level 1 input in the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2013 and 2012:

	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds
Target Date	$ 17,534,965	$ 17,534,965	$ -	$ -
Large Growth	4,571,875	4,571,875	-	-
Mid-Cap Growth	4,128,490	4,128,490	-	-
Intermediate-Term Bond	2,282,070	2,282,070	-	-
Real Estate	1,398,874	1,398,874	-	-
Foreign Large Blend	1,727,165	1,727,165	-	-
Large Value	1,970,396	1,970,396	-	-
Large Blend	1,618,598	1,618,598	-	-
Small Blend	1,896,760	1,896,760	-	-
Mid-Cap Value	1,215,747	1,215,747	-	-
Retirement Income	536,410	536,410	-	-
Small Growth	994,458	994,458	-	-
Diversified Emerging Markets	370,986	370,986	-	-
Multi-Sector Bond	196,451	196,451	-	-
High-Yield Bond	261,400	261,400	-	-
World Bond	195,402	195,402	-	-
Small Value	164,466	164,466	-	-
Short-Term Bond	424,277	424,277	-	-
Collective Trusts
Collective Trusts - Stable Value Fund	5,710,392	-	5,710,392	-
Salem Communications Common Stock
Company stock	143,724	143,724	-	-
	$ 47,342,906	$ 41,632,514	$ 5,710,392	$ -

There were no transfers between Level 1 and Level 2 investments during 2013.

	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds
Target Date	$ 12,972,095	$ 12,972,095	$ -	$ -
Large Growth	3,600,651	3,600,651		-
Mid-Cap Growth	3,184,606	3,184,606	-	-
Intermediate-Term Bond	3,065,552	3,065,552	-	-
Real Estate	1,726,187	1,726,187	-	-
Foreign Large Blend	1,594,507	1,594,507	-	-
Large Value	1,153,494	1,153,494	-	-
Large Blend	1,109,149	1,109,149	-	-
Small Blend	979,560	979,560	-	-
Mid-Cap Value	872,631	872,631	-	-
Retirement Income	568,572	568,572	-	-
Small Growth	554,775	554,775	-	-
Diversified Emerging Markets	196,576	196,576	-	-
Multi-Sector Bond	141,737	141,737	-	-
High-Yield Bond	135,581	135,581	-	-
World Bond	112,207	112,207	-	-
Small Value	56,590	56,590	-	-
Short-Term Bond	43,087	43,087	-	-
Collective Trusts
Collective Trusts - Stable Value Funds	5,605,086	-	5,605,086	-
Salem Communications Common Stock
Company stock	64,548	64,548	-	-
	$ 37,737,191	$ 32,132,105	$ 5,605,086	$ -

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
Wells Fargo Stable Return Fund N15	5,710,392	$ 5,202,196
Vanguard Target Retirement 2020	4,563,448	3,618,172
Vanguard Target Retirement 2030	4,474,692	3,426,379
Wells Fargo Advantage Growth Inv	4,397,336	3,524,959
Baird Core Plus Bond Inst. (1)	2,282,070	3,065,552

(1)

The balance in the Baird Core Plus Bond Inst, investment is shown as of December 31, 2013 for comparison to the December 31, 2012 balance, at which time it represented 5% or more of the Plan’s net assets available.

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,671,969 as follows:

2013
Company common stock	$ 40,487
Collective trusts	77,115
Mutual funds	6,554,367
$ 6,671,969

4. BENEFIT RESPONSIVE INVESTMENT CONTRACTS

The Plan holds participation units in the stable value collective trust of the Wells Fargo Stable Value Fund (“WF fund”).

The WF fund invests in investment contracts and security-backed contracts issued by a financial institution, with the objective of providing a moderate level of stable income without principal volatility.  The fund generally provides for daily redemptions by the Plan at reported net asset value per share, without any advance notification.  However, redemptions by Plan participants to reinvest in options that compete with the fund may be delayed for up to 90 days.

 5. PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are shares of funds, including mutual funds and collective trust funds, managed by the Plan Trustee or an affiliate of the Plan Trustee. The costs of administering the Plan may be paid by the Plan or by the Company.  Such expenses shall include the fees of accountants, attorneys and third party administrators.  For the year ended December 31, 2013, the Plan incurred administrative expenses of $169,771 that were included as a reduction of the return earned on each fund. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

At December 31, 2013 the Plan held 16,520 shares of common stock of Salem Communications Corporation, the sponsoring employer. Cash distributions on common stock of Salem Communications Corporation for plan year 2013 were $3,077.  At December 31, 2012 the Plan held 11,822 shares of common stock of Salem Communications Corporation, the sponsoring employer. Cash distributions on common stock of Salem Communications Corporation for plan year 2012 were $1,093.

6. PLAN TERMINATION

The Company has not expressed any intent to terminate the Plan. If the Plan were to be terminated, the termination would be subject to provisions set forth by ERISA, with the net assets of the Plan allocated among the participants and the beneficiaries of the Plan in the allocation order specified by ERISA.  In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

7. TAX STATUS

The Plan received an opinion letter from the IRS dated March 31, 2008, indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code (“IRC”).   The Plan has been amended since receiving the opinion letter; however, the Company and the Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Plan and related trust continue to be tax-exempt and accordingly, no provision for income taxes has been included in the Plan's financial statements.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012 and 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to the Plan year ended December 31, 2010.

8. CORRECTIVE DISTRIBUTIONS

There were no corrective distributions for the Plan years ending December 31, 2013 or 2012.

9.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012, to the Form 5500:

	2013	2012
Net assets available for benefits per financial statements	$ 48,468,509	$ 38,676,659
Accrual for participant contributions receivable	(641)	(1,183)
Accrual for employer contributions receivable	(290)	(514)
Adjustment from fair value to contract value	45,320	157,744
Accrual for corrective distribution payable	-	-
Net assets per Schedule H of Form 5500	$ 48,512,898	$ 38,832,706

The following is a reconciliation of the change in net assets per the financial statements at December 31, 2013 compared to the change in net assets per the Form 5500:

2013
Increase in net assets available for benefits as stated in the financial statements	$ 9,791,850
Accrual for participant contributions receivable – current year	(641)
Accrual for employer contributions receivable - current year	(290)
Accrual for participant contributions receivable – prior year	1,183
Accrual for employer contributions receivable – prior year	514
Change in excess of contract value over estimated fair value of investment in stable value fund	(112,424)
Accrual for corrective distribution payable – prior year	-
Net income as stated in the Form 5500	$ 9,680,192

SUPPLEMENTAL SCHEDULE

Salem Communications Corporation Employees 401(k) Plan

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End Of Year)

As Of December 31, 2013

Name of plan sponsor: Salem Communications Corporation

Employer identification number: 77-0121400

Three-digit plan number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, par, or Maturity Value	(d) Cost **	(e) Current Value
		Mutual Funds
	Aberdeen	Aberdeen International Equity Instl	-	$ 1,727,165
	Baird	Baird Core Plus Bond Inst.	-	2,282,070
	Delaware Investments	Delaware Small Cap Value Instl	-	164,466
	Fidelity Investments	Fidelity NASDAQ Composite Index	-	174,539
	Fidelity Investments	Fidelity Small Cap Discovery	-	1,896,760
	Fidelity Investments	Fidelity Spartan 500 Index Advantage	-	1,618,598
	Invesco	Invesco American Value Fund Y	-	1,215,747
	John Hancock	John Hancock Income Fund Class R5	-	196,451
	Lord Abbett	Lord Abbett Developing Growth Fund/I	-	994,458
	Lord Abbett	Lord Abbett Short Duration Income I	-	424,277
	Oppenheimer	Oppenheimer Developing Markets Fd (Y)	-	370,986
	Principal Funds	Principal Midcap Instl	-	2,199,689
	Prudential	Prudential High-Yield Z	-	261,400
	Templeton	Templeton Global Bond Adv	-	195,402
	Vanguard	Vanguard Equity Income/Inv	-	1,970,396
	Vanguard	Vanguard Target Retirement 2010	-	1,317,633
	Vanguard	Vanguard Target Retirement 2015	-	637,615
	Vanguard	Vanguard Target Retirement 2020	-	4,563,448
	Vanguard	Vanguard Target Retirement 2025	-	1,516,421
	Vanguard	Vanguard Target Retirement 2030	-	4,474,692
	Vanguard	Vanguard Target Retirement 2035	-	1,338,852
	Vanguard	Vanguard Target Retirement 2040	-	1,843,278
	Vanguard	Vanguard Target Retirement 2045	-	991,964
	Vanguard	Vanguard Target Retirement 2050	-	732,865
	Vanguard	Vanguard Target Retirement 2055	-	118,198
	Vanguard	Vanguard Target Retirement Income	-	536,410
	Virtus	Virtus Real Estate Securities Fund I	-	1,398,874
*	Wells Fargo Advantage	Wells Fargo Adv Discovery (Inv)	-	1,928,801
*	Wells Fargo Advantage	WF Advntg Growth/Inv	-	4,397,335
				41,488,790
		Common Stock
*	Salem Communications Corporation	Salem Communications Stock	-	143,724

		Collective Trusts
*	Wells Fargo Bank, N.A.	Wells Fargo Stable Value Fund N15	-	5,710,392

		Notes Receivable
*	Notes receivable from participants	Bearing interest at 4% to 10.25% (Various maturity dates)	-	1,169,198
				$ 48,512,104

*    Party-in-interest.

**    Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SALEM COMMUNICATIONS CORPORATION

(Registrant)

SALEM COMMUNICATIONS CORPORATION EMPLOYEES 401(K) PLAN

(Name of plan)

Date: June 30, 2014	By	/s/ Evan D. Masyr
Evan D. Masyr
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-182807 on Form S-8 of Salem Communications Corporation of our report dated June 30, 2014 appearing in this Annual Report on Form 11-K of Salem Communications Corporation Employees 401(K) Plan for the year ended December 31, 2013.

Crowe Horwath LLP

South Bend, Indiana

June 30, 2014

EXHIBIT 99.1

CERTIFICATION

CHIEF FINANCIAL OFFICER CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Salem Communications Corporation Employees 401(k) Plan (the "Plan") on Form 11-K for the fiscal year ending December 31, 2013, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Evan D. Masyr, Senior Vice President and Chief Financial Officer (the “Plan Administrator”) of Salem Communications  Corporation, certify to my knowledge, pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350), that:

1.	The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Date:	June 30, 2014

/s/ Evan D. Masyr
Evan D. Masyr
Executive Vice President and Chief Financial Officer
Salem Communications Corporation